UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reached 75 deliveries in the last quarter of 2024, for a total of 206 new aircraft in the year

São Paulo (SP), Brazil, January 7, 2025 – Embraer (NYSE: ERJ / B3: EMBR3), one of the global leaders in the aerospace industry, delivered 75 aircraft in 4Q24 – or 27% higher than in the previous quarter (3Q24), when 59 aircraft were delivered, and equal to the volume of the same period of 2023 (4Q23). For the full year, 206 aircraft were delivered in 2024 – a number 14% higher than the 181 recorded in 2023.

With 31 deliveries in the last three months of the year, Commercial Aviation reached 73 new aircraft in 2024 (at the top of the revised 70-73 guidance range for the year, and inside the original 72-80 guidance). Meanwhile, Executive Aviation was responsible for another 44 jets in the quarter, and for the total of 130 deliveries in the year (at the midpoint of the original guidance). In comparison with 2023, growth in these business units was +14% and +13%, respectively. Last, but not least, Defense & Security also surpassed the previous year's result with the delivery of 3 new C-390 Millennium in 2024 versus 2 in 2023.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations